Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine months ended September 30,
(in thousands)	2009	2010	2011	2012	2013	2014
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$206,128	$208,240	$222,654	$262,222	$305,376	$189,537

Plus: Fixed charges	9,821	15,636	17,813	19,686	32,542	55,107

Plus: Amortization of capitalized interest	148	142	121	115	91	3

Plus: Distributed earnings from equity investees	—	—	800	1,830	3,073	1,811

Less: Capitalized interest	66	54	85	43	24	—

Earnings	$216,031	$223,964	$241,303	$283,810	$341,058	$246,458

Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$7,751	$13,471	$15,327	$16,967	$29,538	$52,909
Capitalized interest	66	54	85	43	24	—
Estimate of interest component of rental expenses	2,004	2,111	2,401	2,676	2,980	2,198

Fixed charges	$9,821	$15,636	$17,813	$19,686	$32,542	$55,107
	22.0	14.3	13.5	14.4	10.5	4.5